Exhibit 99.34

CONSENT OF WAYNE W. VALLIANT

I hereby consent to the use of my name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of IAMGOLD Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated November 25, 2005, entitled “Technical Report on the Quimsacocha Gold Project, Azuay Province, Ecuador” (the “Quimsacocha Report”); and

2.	The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the Quimsacocha Report.

Date: March 31, 2008

/s/ Wayne Valiant
Name: Wayne W. Valliant
Title: Associate Geologist
Scott Wilson Roscoe Postle Associates Inc.